UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

CUBIST PHARMACEUTICALS, INC.

(Name of Subject Company)

CUBIST PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

229678107

(CUSIP Number of Class of Securities)

Thomas J. DesRosier
Executive Vice President, Chief Legal and Administrative Officer
Cubist Pharmaceuticals, Inc.
65 Hayden Avenue
Lexington, MA 02421
(781) 860-8660

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Paul M. Kinsella
Christopher D. Comeau

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of a press release of Cubist Pharmaceuticals, Inc. (“Cubist”), dated December 8, 2014, relating to the proposed acquisition of Cubist by Merck & Co., Inc. (“Parent”) and Mavec Corporation, a wholly owned subsidiary of Parent (“Purchaser”), pursuant to the terms of the Agreement and Plan of Merger, entered into by and among the Company, Purchaser and Parent on December 8, 2014.

Cubist Comments on CUBICIN Patent Litigation

Transaction with Merck Unaffected

Lexington, Mass., December 8, 2014 — Cubist Pharmaceuticals, Inc. (NASDAQ: CBST) today announced that the U.S. District Court in Delaware has ruled on the company’s patent infringement lawsuit against Hospira, Inc.

“We are pleased with the Court’s decision on our re-issue patent, U.S. RE 39,071. This will prohibit Hospira from entering the market until June 15, 2016,” said Michael Bonney, Cubist’s chief executive officer. “We disagree with the Court’s decision on patents U.S. 6,468,967; U.S. 6,852,689; U.S. 8,058,238; and U.S. 8,129,342. We feel strongly about our rights and intend to appeal the judgment as to these four patents. We believe we will be successful in the appeal process which we expect to conclude well before June 15, 2016. Our transaction announced today with Merck is unaffected, and we will move forward toward its completion in the first quarter of 2015.”

About CUBICIN

CUBICIN® (daptomycin for injection) is approved in the U.S. and many other non-US markets as therapy for Staphylococcus aureus bloodstream infections (bacteremia), including right-sided endocarditis, caused by methicillin-resistant S. aureus (MRSA) and methicillin-susceptible S. aureus (MSSA), and complicated skin infections caused by certain Gram-positive bacteria, including MRSA. CUBICIN is not indicated for the treatment of pneumonia. Most adverse events reported in clinical trials were mild to moderate in intensity. The most common were anemia, constipation, diarrhea, nausea, vomiting, injection site reactions, and headache. To reduce the development of drug-resistant bacteria and maintain the effectiveness of CUBICIN, CUBICIN should be used only to treat or prevent infections that are proven or strongly suspected to be caused by bacteria susceptible to CUBICIN. For full prescribing information, including important safety information, please visit www.cubicin.com.

About Cubist

Cubist Pharmaceuticals, Inc. is a biopharmaceutical company focused on the research, development, and commercialization of pharmaceutical products that address significant unmet medical needs in the acute care environment. Cubist is headquartered in Lexington, Mass. Additional information can be found at Cubist’s web site at www.cubist.com. Connect with Cubist on Twitter @cubistbiopharma and @cubistcareers, LinkedIn, or YouTube.

Forward Looking Statements

This press release contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding: the fact that today’s court decision will prohibit Hospira from entering the market until June 15, 2016; our intent to appeal the judgment with respect to patents U.S. 6,468,967; U.S. 6,852,689; U.S. 8,058,238; and U.S. 8,129,342; our belief that we will be successful in the appeal process; the fact that we expect the appeal process to conclude before June 15, 2016; the fact that our announced transaction with Merck is unaffected and that we will move toward its completion in the first quarter; are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements or cause such forward looking statements to not occur. Such risks and

65 Hayden Avenue, Lexington, MA 02421 P 781.860.8660 www.cubist.com uncertainties include: the risk that we may not be successful in our appeal of today’s court decision, or the appeal may not be decided on the timeframe we currently expect; the risk that we do not successfully complete our planned transaction with Merck or we do not successfully complete the transaction on the timeframe we currently expect; risks related to our ability to successfully obtain, maintain and enforce intellectual property protecting our products and product candidates; and those additional factors discussed in our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. These forward-looking statements speak only as of the date of this presentation and we undertake no obligation to update or revise any of these statements.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Cubist stock. Merck & Co., Inc. (“Merck”) has not commenced the tender offer for shares of Cubist stock described in this announcement. Upon commencement of the tender offer, Merck will file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO. Following commencement of the tender offer, Cubist will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. Stockholders are urged to read the Tender Offer Statement Offer (including the offer to purchase, a related letter of transmittal and other offer Documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when such documents become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or from Cubist upon written request to the Investor Relations Department, Cubist Pharmaceuticals, Inc., 65 Hayden Avenue, Lexington, MA 02421, telephone number (781) 860-8533 or from Cubist’s website, investors.cubist.com.

Contacts

INVESTORS:

Cubist Pharmaceuticals, Inc.

Eileen C. McIntyre, (781) 860-8533

Vice President, Investor Relations

eileen.mcintyre@cubist.com

or

MEDIA:

Julie DiCarlo, (781) 860-8063

Senior Director, Corporate Communications

julie.dicarlo@cubist.com

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